UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-07772

ESPÍRITO SANTO FINANCIAL GROUP S.A.

(Exact name of registrant specified in its charter)

231, Val des Bons-Malades; L-2121 Luxembourg-Kirchberg; Grand Duchy of Luxembourg; (011-352) 437-227

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value $10 per share American Depositary Shares, each representing one Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:      64

Pursuant to the requirements of the Securities Exchange Act of 1934, Espírito Santo Financial Group S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 25, 2006	ESPÍRITO SANTO FINANCIAL GROUP S.A.

By: /s/ Mr. Manuel Villas-Boas
Name: Mr. Manuel Villas-Boas
Title: Director